Filed Pursuant to Rule 424(b)(5)

Registration No. 333-268710

PROSPECTUS SUPPLEMENT

(to Prospectus Supplement dated October 17, 2023, to Prospectus dated May 22, 2023)

Purple Biotech Ltd.

Up to $1,330,000

American Depositary Shares Representing Ordinary Shares

This prospectus supplement amends and supplements the information in the sales agreement prospectus, dated May 22, 2023, filed with the Securities and Exchange Commission as a part of our registration statement on Form F-3, as amended (File No. 333-268710) (the “Sales Agreement Prospectus”), as supplemented by our prospectus supplement, dated October 17, 2023 (the “October 2023 Prospectus Supplement” and, together with the Sales Agreement Prospectus, the “Prior Prospectuses”), relating to the offer and sale of American Depositary Shares (“ADSs”), with each ADS representing two hundred of our ordinary shares, having an aggregate offering price of up to $1,330,000 from time to time, pursuant to the Open Market Sale AgreementSM (the “Sales Agreement”) we previously entered into with Jefferies LLC (“Jefferies”). This prospectus supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses and any future amendments or supplements thereto.

To date, we have sold an aggregate of 543,481 ADSs in accordance with the Sales Agreement under the Prior Prospectuses for aggregate gross proceeds of approximately $6.6 million. We are filing this prospectus supplement to amend the Prior Prospectuses to update the maximum amount of the size of the continuous offering by us under the Prior Prospectuses to up to $1,330,000 of ADSs, which does not include the ADSs having an aggregate sales price of approximately $6.6 million that were sold pursuant to the Prior Prospectuses to date. After giving effect to (i) the limitations of General Instruction I.B.5 of Form F-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prior Prospectuses are a part, (ii) the current aggregate market value of our outstanding ordinary shares held by non-affiliates (“public float”), and (iii) the terms of the Sales Agreement, we currently may offer and sell ADSs having an aggregate offering price of up to $1,334,232 under the Sales Agreement, which amount is in addition to the ADSs that we have sold to date in accordance with the Sales Agreement under the Prior Prospectuses.

The ADSs are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PPBT.” On January 3, 2025, the last reported sale price of the ADSs on Nasdaq was $4.51 per ADS. Our ordinary shares are also listed on the Tel Aviv Stock Exchange (“TASE”) under the symbol “PPBT.” On January 2, 2025, the last reported sale price of our ordinary shares on the TASE was NIS 0.087, or approximately $0.024 per ordinary share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.65 = $1.00).

The aggregate market value of our outstanding ordinary shares held by non-affiliates as of January 6, 2025, pursuant to General Instruction I.B.5 of Form F-3 is $21,423,330, which was calculated based on 510,079,200 of our ordinary shares (which would be represented by 2,550,396 ADSs) outstanding held by non-affiliates and a price of $8.40 per ADS, the closing price of the ADSs on December 2, 2024. As of the date hereof, we have sold or offered a total of approximately $5,806,878 of ADSs pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date hereof. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities registered on the registration statement of which any prospectus supplement forms a part in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

For any taxable year that we determine that we are a Passive Foreign Investment Company (“PFIC”), we may (i) provide notice of our status as a PFIC as soon as practicable following such taxable year; and (ii) comply with all reporting requirements necessary for U.S. Holders (as defined in the Sales Agreement Prospectus) to make Qualified Electing Fund elections, including providing to shareholders upon request the information necessary for such an election.

Investing in our securities involves risks. See “Risk Factors” on page 4 of the Sales Agreement Prospectus and in the documents incorporated by reference into the Prior Prospectuses, and in our most recent Annual Report on Form 20-F and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prior Prospectuses for a discussion of the factors you should carefully consider before deciding to purchase our securities.

None of the United States Securities and Exchange Commission, the Israel Securities Authority, any state securities commission or any other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectuses or this prospectus supplement. Any representation to the contrary is a criminal offense.

Jefferies

The date of this prospectus supplement is January 6, 2025.